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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  2

Name of Issuer:  Professional Bancorp, Inc.

Title of Class of Securities:  Common Stock, Par Value $0.008
                               per share

CUSIP Number:  743112-10-4

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

            Marc Samit, c/o Basswood Partners, L.L.C.
          645 Madison Avenue, New York, New York 10022

     (Date of Event which Requires Filing of this Statement)

                          June 13, 2000

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following box if a fee is being paid with this
statement  [   ].







CUSIP No. 743112-10-4

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Basswood Partners, L.L.C.

2.  Check the Appropriate Box if a Member of a Group

         a.[   ]
         b.[ x ]

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         0

8.  Shared Voting Power:

         0

9.  Sole Dispositive Power:

         0

10. Shared Dispositive Power:

         0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         0

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

13. Percent of Class Represented by Amount in Row (11)

         0%

14. Type of Reporting Person

         PN

CUSIP No. 743112-10-4

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Basswood Capital Management, L.L.C.

2.  Check the Appropriate Box if a Member of a Group

         a.[   ]
         b.[ x ]

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         0

8.  Shared Voting Power:

         0

9.  Sole Dispositive Power:

         0

10. Shared Dispositive Power:

         0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         0

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

13. Percent of Class Represented by Amount in Row (11)

         0%

14. Type of Reporting Person

         CO

CUSIP No. 743112-10-4

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Matthew Lindenbaum

2.  Check the Appropriate Box if a Member of a Group

         a.[   ]
         b.[ x ]

3.  SEC Use Only

4.  Source of Funds

         AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         0

8.  Shared Voting Power:

         0

9.  Sole Dispositive Power:

         0

10. Shared Dispositive Power:

         0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         0

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

13. Percent of Class Represented by Amount in Row (11)

         0%

14. Type of Reporting Person

         IN

CUSIP No. 743112-10-4

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Bennett Lindenbaum

2.  Check the Appropriate Box if a Member of a Group

         a.[   ]
         b.[ x ]

3.  SEC Use Only

4.  Source of Funds

         AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         0

8.  Shared Voting Power:

         0

9.  Sole Dispositive Power:

         0

10. Shared Dispositive Power:

         0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         0

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

13. Percent of Class Represented by Amount in Row (11)

         0%

14. Type of Reporting Person

         IN

         This Amendment No. 2 has been filed for the purpose of amending the disclosure in Items 3, 4 and 5 relating to the current number of shares of common Stock of Professional Bancorp, Inc. (the "Shares") deemed beneficially owned by each of Basswood Partners, L.L.C. ("Basswood"), Basswood Capital Management, L.L.C., Bennett Lindenbaum and Matthew Lindenbaum (the
         "Reporting Persons").   On June 13, 2000, the Reporting
         Persons sold all of the Shares which they were deemed to beneficially own in an open market or in privately regulated transactions or in any other lawful manner. This amendment is being filed to disclose this event and notice that the reporting obligations of the Reporting Persons with regard to the Shares have now ceased.

Item 1.  Security and Issuer

         No change.


Item 2.  Identity and Background

         No change.

Item 3.  Source and Amount of Funds or Other Consideration.

         As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 0 shares. The Shares have been sold in open market transactions or in any other lawful manner.

Item 4.  Purpose of Transactions.

         The Shares held by the above mentioned entities were acquired for, and were held for, investment purposes. The acquisitions of the Shares were made in the ordinary course of the Reporting Person's business or investment activities, as the case may be. The Reporting Person, on behalf of the above mentioned entities, disposed of the Shares in open market transactions or in any other lawful manner.

Item 5.  Interest in Securities of Issuer.

         (a)  The Reporting Person beneficially owns 0 of the
              Shares and 0 Shares represents 0% of the Issuer's outstanding Shares.

         (b) The Reporting Person has sole power to vote and to dispose of the 0 Shares.

         (c) On June 13, 2000, all 137,911 Shares were sold in open market or in privately registered transactions or in any other lawful manner.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

         (e)  Not applicable.


Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         Except as described herein, there are no contracts, arrangements, understandings or relationships between the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

         An agreement relating to the filing of a joint statement as required by Rule 13a-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

         Signature

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                             BASSWOOD PARTNERS, L.L.C.


                             By:  /s/ Matthew Lindenbaum
                             ____________________________________
                             Matthew Lindenbaum, Managing Member



                             BASSWOOD CAPITAL MANAGEMENT, L.L.C.


                             By:  /s/ Matthew Lindenbaum
                             ____________________________________
                             Matthew Lindenbaum, Managing Member


                                  /s/ Matthew Lindenbaum
                             ____________________________________
                                  (Matthew Lindenbaum)


                                  /s/ Bennett Lindenbaum
                             ____________________________________
                                  (Bennett Lindenbaum)

June 14, 2000

                            EXHIBIT A



                            Agreement

                                  The undersigned agree that the
attached Schedule 13D
Amendment No. 2 relating to the Common Stock of Professional
Bancorp, Inc. shall be filed on behalf of each of the undersigned.

Dated:  June 14, 2000


                             BASSWOOD PARTNERS, L.L.C.


                             By:  /s/ Matthew Lindenbaum
                             ____________________________________
                             Matthew Lindenbaum, Managing Member



                             BASSWOOD CAPITAL MANAGEMENT, L.L.C.


                             By:  /s/ Matthew Lindenbaum
                             ____________________________________
                             Matthew Lindenbaum, Managing Member


                                  /s/ Matthew Lindenbaum
                             ____________________________________
                                  (Matthew Lindenbaum)


                                  /s/ Bennett Lindenbaum
                             ____________________________________
                                  (Bennett Lindenbaum)













00705-001.AR2